SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 15, 2005

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated September 6, 2005 announcing the appointment of new Corporate Vice Presidents, Reza Kazerounian for North America and Marco Cassis for the Japan region.

PR C1694C

STMicroelectronics Appoints New Corporate Vice Presidents at
its North American and Japanese Subsidiaries

Geneva, September 6, 2005 – STMicroelectronics (NYSE: STM) today announced the appointment of two new Corporate Vice Presidents, Reza Kazerounian for North America and Marco Cassis for the Japan region.

Reza Kazerounian, currently Group Vice President and General Manager of ST’s Smart Card division, is being promoted to the position of Corporate Vice President, North America region, effective October 01, 2005. Kazerounian’s promotion follows the decision of Richard J. Pieranunzi, the current Corporate Vice President of ST North America, to retire on September 30, 2005, after successfully managing the subsidiary since 1996.

Under Pieranunzi’s leadership, ST operations in North America have seen substantial growth, placing ST within the top ten IC suppliers in the region, with a market share that has more than doubled since 1995. In 1999, STMicroelectronics, Inc. won the prestigious Malcolm Baldrige National Quality Award, the highest level of national recognition for quality that a U.S. company can receive.

Kazerounian, 47, is a well-prepared successor to the position of President of STMicroelectronics, Inc., with twenty years of experience in the electronics industry and industry-wide acclaim for his contribution to the development of non-volatile memory and smartcard technologies. His research and development activities have been recognized with a number of patents and he has authored and co-authored more than 20 technical publications.

Having been among the architects of start-up WaferScale Integration’s (WSI) success, Kazerounian became General Manager of ST’s Programmable Systems Division after WSI was acquired in 2000. In 2003, he was appointed Group General Vice President and General Manager of the Smart Card IC Division. Coupling excellent managerial skills with profound industry knowledge and experience, Kazerounian is perfectly qualified to continue the success of ST operations in the North America region.

Marco Cassis, currently Vice President Automotive and a Board Member of the Japanese subsidiary, STMicroelectronics K.K., is being promoted to the position of Corporate Vice President of STMicroelectronics Japan, effective October 01, 2005. Cassis’ promotion follows the decision of Tetsuo Onikura, the current Corporate Vice President and President of ST Japan, to resign from the Company for personal reasons, effective September 30, 2005.

A respected authority on the semiconductor industry in Japan, Onikura joined ST Japan as Vice President of Sales in 2002. He successfully consolidated the Company’s sales operations by reinforcing the distributor sales network and developing an efficient segment-based structure for providing system solutions to Japanese customers. Under Onikura’s leadership, ST revenues in Japan grew by more than 46% between 2002 and 2004.

Taking the baton from Onikura, Marco Cassis (born in Italy, 1963) is a well-established member of ST Japan’s senior executive team, with twelve years of experience in Japan and knowledge of the local business environment. Since his arrival, he has played an important role in expanding ST’s client base in Japan and forging strong partnerships with major Japanese manufacturers, particularly in the automotive sector; these customers are recognized as the world’s most demanding in quality and service. Among his broad list of achievements, Cassis was one of the key architects of ST’s strategic alliance with Pioneer in the late 1990s.

Since arriving in Japan in 1993, Cassis has successfully adapted to his new home country and acquired a deep understanding of Japanese social, cultural, and industrial patterns. In his new role, Cassis is thus well-positioned to build on Onikura’s successes and serve as a bridge between two cultures, further extending the already universal language of microelectronics.

“In both the North American and Japanese organizations, we need to establish new business partnerships, broaden our customer base, interface with the different product groups, and keep identifying new products to be developed for the specific needs of the respective regional markets. Thanks to their experience and industry know-how, Marco and Reza are ideally suited to successfully face this challenge,” commented Carlo Bozotti, President & CEO of STMicroelectronics. “I would also like to use this opportunity to thank Richard and Tetsuo for their valuable contributions to the success of our Company.”

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March	Benoit de Leusse	Fabrizio Rossini
Vice President, Investor Relations	Director, Investor Relations	Investor Relations Senior Manager
Tel: +1.212.821.89.39	Tel: +41.22.929.58.12	Tel: +41.22.929.69.73
Fax: +1.212.821.89.23	Fax: +41.22.929.69.61	Fax: +41.22.929.69.61
Email: stan.march@st.com	Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Director, Corporate Media Relations
Tel: +41.2.29.29.69.45
Fax: +41.2.29.29.69.50
Email: mariagrazia.prestini@st.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: September 15, 2005	By: /s/ CARLO FERRO

Name: Carlo Ferro
Title: Executive Vice President and Chief Financial Officer

Enclosure: A press release dated September 6, 2005 announcing the appointment of new Corporate Vice Presidents, Reza Kazerounian for North America and Marco Cassis for the Japan region.